UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of OCTOBER, 2008.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  October 24, 2008                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                             UTHE MINA REAL PROPERTY

                               UUTECHNICAL REPORT

                         (SANTA MARIA DEL ORO DISTRICT)

                           (STATE OF NAYARIT - MEXICO)



                                - PREPARED FOR -

                            ROCHESTER RESOURCES LTD.
                      SUITE 1305 - 1090 WEST GEORGIA STREET
                           VANCOUVER, BRITISH COLUMBIA
                                V6E 3V7 - CANADA.




                                 - PREPARED BY -



                      VICTOR A. JARAMILLO, M.SC.(A), P.GEO.
                      DISCOVER GEOLOGICAL CONSULTANTS INC.

                               SEPTEMBER 30, 2008

                                TABLE OF CONTENTS

                                                                            PAGE

SUMMARY....................................................................... 5

1.0 INTRODUCTION ............................................................. 8
         1.1 TERMS OF REFERENCE .............................................. 8
         1.2 SCOPE, SOURCES OF INFORMATION AND DISCLAIMER .................... 8

2.0 RELIANCE ON OTHER EXPERTS ................................................ 8

3.0 PROPERTY DESCRIPTION AND LOCATION ........................................ 9

4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE
AND PHYSIOGRAPHY ............................................................ 11

5.0 HISTORY OF THE MINA REAL PROPERTY AREA .................................. 13

6.0 GEOLOGICAL SETTING ...................................................... 16
         6.1 REGIONAL AND LOCAL GEOLOGY ..................................... 16

7.0 DEPOSIT TYPE ............................................................ 20

8.0 MINERALIZATION AT THE MINA REAL PROPERTY ................................ 22

9.0 EXPLORATION AT THE MINA REAL PROPERTY ................................... 26

10.0 DRILLING AT THE MINA REAL PROPERTY ..................................... 32

11.0 SAMPLING METHOD AND APPROACH ........................................... 35

12.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY .............................. 35

13.0 DATA VERIFICATION ...................................................... 37

14.0 ADJACENT PROPERTIES .................................................... 38

15.0 MINERAL PROCESSING AND METALLURGICAL TESTING ........................... 39

16.0 MINERAL RESOURCES AND RESERVES ......................................... 45

17.0 OTHER RELEVANT DATA AND INFORMATION .................................... 45

18.0 INTERPRETATION AND CONCLUSIONS ......................................... 46

19.0 RECOMMENDATIONS ........................................................ 47

20.0 REFERENCES ............................................................. 49

21.0 DATE AND SIGNATURE PAGE ................................................ 50

22.0 ILLUSTRATIONS .......................................................... 51



                                 LIST OF TABLES

1.   LIST OF CONCESSIONS AND CLAIMS ......................................... 11
2.   HIGHLIGHTS OF UNDERGROUND SAMPLES TAKEN BY THE AUTHOR IN 2005 .......... 26
3.   SUMMARY OF TRENCH SAMPLE RESULTS ALONG THE FLORIDA-4 VEIN .............. 29
4.   SUMMARY OF TRENCH SAMPLE RESULTS ALONG THE LA VIBORA VEIN............... 30
5.   SUMMARY OF DRILL HOLES DRILLED AT TAJOS CUATES.......................... 33
6.   SUMMARY OF DRILL HOLES DRILLED AT MINA REAL............................. 33
7.   DUE DILIGENCE SAMPLES TAKEN BY V. JARAMILLO AND ASSAYED AT ALS CHEMEX .. 37
8.   CYANIDATION BOTTLE ROLL TESTS OF 3 SAMPLES ............................. 40
9.   METALLURGICAL TEST FROM SAMPLES TAKEN FROM THE FLORIDA-3 VEIN........... 41



                                 LIST OF FIGURES

1.   MINA REAL PROPERTY LOCATION MAP.........................................  9
2.   MINA REAL PROPERTY CLAIM MAP............................................ 10
3.   LONGITUDINAL  SECTION OF FLORIDA-4 VEIN SHOWING EXPLORATION
        DRIFTS ALONG FIVE DIFFERENT LEVELS .................................. 15
4.   REGIONAL GEOLOGICAL MAP................................................. 17
5.   REGIONAL STRATIGRAPHY................................................... 18
6.   LOW SULPHIDATION EPITHERMAL VEIN SYSTEM SHOWING INTERPRETED EROSIONAL
        LEVEL OF VEINS AT THE YAGO PROPERTY, BASED ON CLAY ALTERATION........ 21
7.   MAP OF VEINS IN THE MINA REAL PROPERTY.................................. 25
8.   SCHEMATIC LONG SECTION OF THE FLORIDA-4 VEIN WITH APPROXIMATE TRENCH
        LOCATIONS (11 TRENCHES) ............................................. 31
9.   UNDERGROUND GEOLOGY MAP OF THE FLORIDA-4 VEIN (LEVEL 1,260M)............ 32
10.  FLORIDA-4 VEIN DRILL HOLE SECTION ...................................... 34
11.  LOCATION OF THE MINA REAL AND NEARBY SANTA FE PROPERTY.................. 38
12.  SILVER EXTRACTION ON FLORIDA SAMPLE .................................... 42
13.  SULPHUROUS LEACH FOLLOWED BY MANGANESE REMOVAL BY FILTRATION ........... 42

                                 LIST OF PLATES

1.   VIEW LOOKING SE FROM THE FLORIDA-4 ADIT (LEVEL 1,210M)  ................ 12
2.   PUMICE COVER (WHITE LAYER) ALONG ROAD NEAR FLORIDA-4 VEIN............... 19
3.   HAND SPECIMEN FROM FLORIDA-4 VEIN (LEVEL 1,210M). IT IS A
        HYDROTHERMAL BRECCIA WHICH CUTS THROUGH THE MAIN VEIN................ 23
4.   THE LA VIBORA AREA SHOWING STRONGLY FRACTURED AND WEATHERED
        WALL ROCK WITH IRON OXIDES........................................... 24
5.   QUARTZ VEIN IN TRENCH APPROXIMATELY 1 KM NW OF FLORIDA-3 VEIN AREA...... 27

THE MINA REAL PROPERTY TECHNICAL REPORT
SEPTEMBER  30,  2008

SUMMARY

Victor A. Jaramillo, M.Sc.A., P.Geo., a geological consultant with Discover Geological Consultants Inc., was retained by Rochester Resources Ltd. on September 3P, 2008 with the terms of reference for this assignment consisting of undertaking a geological review of recent exploration work done at the Mina Real Property, particularly in reference to exploration done on the Florida-4 Vein system.

Previously the author visited the Mina Real Property on October 5P, 6 and from the 11th to the 19th, 2005 (for eleven days), from November 23 to December 6, 2005 (for fourteen days) accompanied by Mr. Jose Maria Moreno (Mine Geologist). Recently the author was on site from September 8 to the 10th(,) 2008 (for three days) the author visited the Mina Real Property accompanied by Mr. Hector Chavez, Exploration Manager (Consultant) and Mr. Jose Maria Moreno, Exploration Superintendent for Mina Real Mexico S.A. de C.V..

Mr. Jaramillo on his most recent visit to Mina Real was able to review geological work completed to date, such as drill data, examine drill core, underground geological information, geochemical data and maps of the property.

The Mina Real gold-silver property is located in the state of Nayarit, Mexico, on the Pacific coast approximately 50 kilometres southeast from the city of Tepic and within the Santa Maria del Oro District, State of Nayarit, Mexico.

The Mina Real Property is comprised of seven mining concessions and one claim held by Mina Real Mexico S.A. de C.V., a subsidiary of Rochester Resources Ltd., a Canadian public company. It covers a total area of 20,662.42 hectares.

The climate is sub-tropical and characterized by a dry and a wet season. Elevations range from 800 to 1,600 meters above sea level.

The mineralized structures form part of a low sulphidation epithermal gold-silver system which is composed of quartz veins and hydrothermal breccias that trend NW-SE. The width of the veins varies from approximately 0.30 to over
2.0 meters wide. They are structurally controlled by parallel faults and at places are displaced by NE trending post-mineral faults. Some vein segments contain elevated gold and silver values, mainly due to secondary enrichment.

The host rocks are dacite flows which show silicification and quartz veinlets in the wall rocks adjacent to the quartz veins. The silicified edges to the veins are narrow, generally 1 to 2 meters on each side of the veins.

To date over 20 quartz veins have been identified (See Figure 6) at Mina Real. The Florida-1, 2 and 3 veins have been the main source of mineralization for the mine mill feed within the last two years. The Tajos Cuates vein is being explored and developed underground.

Recently a vein area called the Florida NW zone, north of the Florida-1, 2 and 3 veins, has been identified. Within this new area a total of 13 quartz veins have been recognized. It has similar

                      DISCOVER GEOLOGICAL CONSULTANTS INC.

mineralogical characteristics as the Florida 3 vein system currently being mined at the Mina Real Property. Other veins are known to exist but require exploration mapping and sampling.

Within the Florida NW zone a new vein called Florida-4 was discovered. A total of 11 trenches have been dug along a strike length of two kilometres. The Florida-4 vein is part of the main fracture system in the area and has similar mineralogical characteristics as the Florida 3 vein system currently being mined at Mina Real. Highlights from the trenching program include:

Trench 1: 1.70 meters (true width) returned 11.61 g/t gold and 183.59 g/t silver Trench 3: 0.70 meters (true width) returned 5.97 g/t gold and 44.00 g/t silver Trench 4: 2.60 meters (true width) 6.53 g/t gold and 87.38 g/t silver
Trench 10: 0.70 meters (true width) 1.16 g/t gold and 761 g/t silver

A new vein within the Florida NW zone called "La Vibora" trends perpendicular to the Florida-4 Vein. Highlights from this trenching program include:

Trench 1: 3.35 meters (true width) returned 15.45 g/t gold and 153 g/t silver. Trench 2: 1.90 meters (true width) returned 35.26 g/t gold and 298 g/t silver.

As far as V. Jaramillo is aware, there are no pending environmental liabilities associated with the properties. Mina Real is obliged to comply with Mexican environmental laws and environmental permitting.

A geological potential has been estimated for the Florida-4 Vein taking into consideration parameters that are discussed in the report. This potential is provided in ranges as required by NI 43-101.

For the lower end range = 225m depth x 2,000m length x 0.50m wide x 2.5 s.g. = 562,500 TONNES with grades of 4.0 g/t gold and 60 g/t silver

For the upper end range = 450m depth x 2,000m length x 1.0m wide x 2.5 s.g. = 2,250,000 TONNES with grades of 8 g/t gold and 100 g/t silver

CAUTIONARY STATEMENT: Investors are cautioned that the potential quantity indicated above is conceptual in nature. It has been provided only for illustration purposes. At this time, there has been insufficient exploration to define a mineral resource below the current inferred resources, and it is uncertain if further exploration will result in the discovery of these mineral resources.

The above  geological  potential is for one vein. At Mina Real  approximately 20
veins  have  been   identified.   The  writer   believes  the  potential  to  be
considerable.

The author has reviewed and worked in several similar style mineral deposits, and through this, has gained the expertise to give a fair evaluation of the nature and distribution of the mineralization on this property. In the author's professional opinion, the property discussed in this report is of merit, and thus it is strongly recommended that further exploration work be undertaken, as outlined in this report.

An exploration program on the Mina Real property is highly recommended as follows:

-  Geological mapping (1:1000) and trenching
-  Access road and drill pad construction
-  3,000 meters of HQ3 diamond drilling on selected targets

Diamond Drilling: (4 months)
----------------

Diamond drilling will include a total of 15 diamond drill holes, 200 meters deep each (for a total of 3,000 meters) of HQ3 diameter.

Exploration Drifting: (4 to 6 months)
--------------------

A total of 700 meters of drifting is recommended, particularly in the Tajos Cuates and Florida NW area veins.

The total cost for the above exploration program has been estimated at US $ 1,022,890.

1.0 INTRODUCTION

1.1 TERMS OF REFERENCE

Victor A. Jaramillo, M.Sc.A., P.Geo., a geological consultant with Discover Geological Consultants Inc., was retained by Rochester Resources Ltd. on September 3P, 2008 with the terms of reference for this assignment consisting of undertaking a geological review of all exploration work done at the Florida-4 vein system.

Previously the author visited the Mina Real Property on October 5P, 6 and from the 11th to the 19th, 2005 (for eleven days), from November 23 to December 6, 2005 (for fourteen days) accompanied by Mr. Jose Maria Moreno (Mine Geologist). Recently the author was on site from September 8 to the 10th(,) 2008 (for three days) the author visited the Mina Real Property accompanied by Mr. Hector Chavez, Exploration Manager (Consultant) and Mr. Jose Maria Moreno, Exploration Superintendent for Mina Real Mexico S.A. de C.V..

1.2 SCOPE, SOURCES OF INFORMATION AND DISCLAIMER

In preparing this report, the author has relied in part on geological reports and maps, miscellaneous technical papers, published government reports and historical documents listed in the "Selected References" section at the conclusion of this report, public information and the writer's experience.

This report is based on information known to the writer as of September 12, 2008. All measurement units used in this report are metric, and currency is expressed in US dollars unless stated otherwise. Additionally, the author met with Mr. Nick DeMare, Chairman of the Board of Rochester Resources Ltd., at their Vancouver office, during which time background information such as recent reports concerning the property was made available.

The results and opinions expressed in this report are conditional upon the aforementioned geological and legal information being current, accurate, and complete as of the date of this report, and that no information has been withheld which would affect the conclusions made herein.

2.0 RELIANCE ON OTHER EXPERTS

The author has not completed an independent title search of the concessions. The author has relied on the representations and warranties of Mina Real S.A. DE C.V. and on Ing. Ubaldo Alarcon Santana, the legal and mining advisor of Mina Real, who regularly reviews the status of the mining concessions and claims, held by Mina Real S.A. DE C.V. and certifies that the concessions and claims are in good standings with the Mexican auditors each year end.

The author has also relied in part on a report titled "The Mina Real Gold-Silver Property Technical report" which was written by him and dated January 22, 2005.

3.0 PROPERTY DESCRIPTION AND LOCATION

The Mina Real Property is comprised of seven mining concessions and one claim held by Mina Real Mexico S.A. de C.V., a subsidiary of Rochester Resources Ltd., a Canadian public company. It covers a total area of 20,662.42 hectares. A property location map is shown in Figure 1.

The mining concessions lie within the INEGI topographic sheets F13 D32 (Santa Maria del Oro) and F13 D42 (Ixtlan del Rio) at 1:50,000 scale each. A property claim map is shown in Figure 2. Table 1 is a list of concessions and claims owned by Mina Real Mexico S.A. DE C.V.

Mina Real has surface rights agreements in place for the areas it is currently exploring. The property areas are mostly held by individuals and/or farming communities. These agreements are required to gain access rights (building roads, drill pads, trenches, etc).


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
                    FIGURE 1: MINA REAL PROPERTY LOCATION MAP

Omitted graphic is location map of Mina Real Property showing the cities of Tepic and Puerto vallarta plus numerous smaller cities. the scale is 1 inch equals 25 miles.

                [Please view PDF of this document to view map.]

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
          FIGURE 2: MINA REAL PROPERTY CLAIM MAP (SCALE BAR IN METERS)

                [Please view PDF of this document to view map.]

                        MINA REAL MEXICO, S. A. DE C. V.

        NAME OF CONCESSION     TITLE NO.        HECTARES

        TAJOS CUATES            213209            120.57
        LA CRUZ                 220121          2,356.76
        TOMMINI II              228075            489.94
        TOMMINI                 228076            487.53
        AGUA FRIA               230321            103.00
        AMPLIACION LA CRUZ      230789          3,981.53
        EL CORA                 232558          1,527.10
                                                --------
                                TOTAL =         9,066.42

                        MINA REAL MEXICO, S. A. DE C. V.

        CLAIM NAME             FILE NO.         HECTARES

        EL CORA II             59/07501       11,596.00

                    TABLE 1: LIST OF CONCESSIONS AND CLAIMS



All the above listed concessions and claims are in good standing as long as yearly fees are paid to the Mexican Ministry of Mines. The author has been informed by the Company that prior to expiry of initial term, a further application will be made to extend the term of the permits.

On August 1, 2008, the Mexican Federal Agency for the Environment and Natural Resources ("Secretaria de Medio Ambiente y Recursos Naturales") issued the following permits which are good for two years:

a.   Permit No. 7125 for the operation of the Mill and Metallurgical Plant
b. Permit No. 7126 for all field and mining work (roads, exploration and underground development)
c.   Permit No. 7127 for the construction of camp area and offices

Mina Real has no historic or current environmental liabilities as far as the author is aware.

4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,INFRASTRUCTURE AND PHYSIOGRAPHY

The Mina Real gold-silver property is located in the state of Nayarit, Mexico, on the Pacific coast approximately 50 kilometres southeast from the city of Tepic (Figure 1), and within the Santa Maria del Oro District, State of Nayarit, Mexico. Elevations range from 800 to 1,600 meters above sea level.

Access to the property is from the city of Tepic via Highway 15, the main north-south route along the West Coast of Mexico, to Crucero La Lobera (40 km), then 10 km by paved road to the town of Santa Maria Del Oro. From Santa Maria, approximately 22 km by gravel road the Mine area is reached.

The climate is sub-tropical and characterized by a dry and a wet season. From November to February, the region is dry and enjoys moderate temperatures ranging from lows of 10 degrees to 29 degrees Celsius. From March to July, temperatures and humidity increases with daytime temperatures up to 40 degrees Celsius.

The wet season begins in late June to early July with almost daily rainstorms. During hurricane season, in September and October, the region is prone to heavy rains.

The area is serviced by a network of roads with good access to local population centers. Highway 15, the main north-south route along the West Coast of Mexico, provides direct access to the major city of Tepic, where a full range of services is available. Most products (fuel-groceries-hardware) are brought from this city. The area has electric power and water. There is a mine camp that provides room and board.

Vegetation consists of thorn bushes, scrub oaks, a type of cedar and pine trees. It is possible to work on the property year-round basis, but seasonal rains may occasionally inhibit local access.


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
        PLATE 1: VIEW LOOKING SE FROM THE FLORIDA-4 ADIT (LEVEL 1210M)

                [Please view PDF of this document to view photo.]

5.0 HISTORY OF THE MINA REAL PROPERTY

The mining history of the area is not well documented. However, older local residents near the mine area relate that minor mining was conducted during 1940 and 1950. After the acquisition by Desarrollos Mineros de Occidente (DMO) of the Mine area in 2000, access roads were built, old mine workings were made accessible and development work was done.

During the period 2001 to 2003 DMO mined approximately 4,000 tonnes of mineralized vein material with an average gold content of 10 g/t gold (Mexican Geological Service Report, July 2005).

During 2001 DMO signed an exploration agreement with Minas de San Luis S.A. de C.V. ("Luismin"). Work included geological mapping, surface and underground sampling of accessible workings. Two diamond drill holes were drilled.

On January 8, 2006 Rochester Resources Ltd ("Rochester") entered into an option agreement with an arm's-length private company ALB Holdings Ltd ("ALB"), to acquire up to a 51% interest in the Mina Real Property (3,377 hectares) located near the capital city of Tepic, in the state of Nayarit, Mexico.

A six month lock-up agreement was put in place to allow discussions regarding the purchase of the remaining 49% interest.

Conditional on making initial option payments of US$110,000 and the issuance of 250,000 common shares, the Company earned the following interests in the Mina Real Property:

o An initial 20% interest on funding the first US$750,000 towards the 2006 work program; o A further 20% interest on funding the second US$750,000 towards the 2006 work program; and o A further 11% interest on payment of US$900,000 at the minimum rate of US$75,000 per month commencing mid-2006, with each payment vesting a 0.9166% interest.

In June 2006 Rochester received  environmental  approval and permitting in order
to  start  with  site   preparation  and  the  construction  of  a  conventional
cyanidation processing plant.

In October 2006 Rochester acquired 51% interest in the Mina Real Property. The remaining 49% interest was acquired in December 2006, by issuing 10,500,000 common shares of Rochester in exchange for all of the outstanding shares of ALB Holdings Ltd., a private canadian company. The sole asset of ALB was the 49% equity interest in Mina Real Mexico SA de CV.

WORK COMPLETED IN 2006:

Phase I: It comprised  drifting along the Florida-3 Vein (Levels 1140,  1160 and
1185) for a total of 457 meters. An additional 263 meters was done for cross-cuts and ventilation shafts.

Phase II: Approximately 3.5 kilometres of new access roads was completed. Mill construction was completed in December 2006. Underground development on the Florida-3 Vein continued for an additional 213 meters

WORK COMPLETED IN 2007:

In January 2007 Rochester staked additional ground adjacent to the Mina Real Property. This new ground comprised a total of 3,981 hectares. Operations began at the new 200 tonne/day mill in early January.

In March 2007 Rochester acquired a 70% interest in the Santa Fe Gold-Silver Property (3,800 hectares) located immediately east of Mina Real.

During March the Company also developed a ramp from level 1115 to lower levels of the Florida-1 vein for a total length of 192 meters. The adit on level 1160 advanced approximately 350 meters through an intrusive plug. As the grades of the vein just before it reached this intrusive plug were of economic interest, the Company decided to continue development across the plug. This was done in order to locate the vein continuation on the NW side. Unfortunately, due to very poor ground conditions and the high cost of development, this work was temporarily stopped until diamond drilling would identify the location of the veins to the NW. This work is currently in progress.

During August 2007, road access was extended to the Tajos Cuates vein and underground rehabilitation work completed. Surface geological work in this area identified two new veins, Tomas and El Crudo. A surface sample taken from the Tomas vein returned 2.10m grading 3.7 g/t gold and 137 g/t silver. A surface sample taken from El Crudo Vein returned 0.70m grading 4.9 g/t gold and 106 g/t silver.

In November 2007, 95 meters of drifting were done along the Tajos Cuates Vein (Level 976). On the Florida-3 Vein an additional 77 meters of drifting (level
1115) was done.

WORK COMPLETED IN 2008 TO DATE:

During February 2008 Rochester staked additional prospective ground (13,164 hectares) between the Mina Real Property and the Santa Fe Property. The new claims comprised the "El Cora claim" (1,527 hectares) and the "El Cora II" claim (11,596 hectares). See Figure 2.

Between February and April 2008, surface trenching and exploration drifting identified up to 13 veins in the Florida-NW area. Diamond drilling began testing some of the veins in this new area. Development of a cross-cut started at Florida NW (level 1300) to intersect the Florida-1,2 and 3 veins; also drifting to the north and south began along the Florida-NW vein (level 1385).

In May 2008 a new vein called Florida-4 is discovered in the Florida-NW area. A total of 11 trenches were dug along this vein along a strike length of two kilometres.

In June 2008 a new vein perpendicular to the trend of the Florida-4 vein is discovered. This new vein called "La Vibora" is explored initially by surface trenching.

Between July and August 2008 approximately 6.3 kilometres of roads were completed in order to access the Florida-NW area, particularly the Florida-4 Vein. Drifting along the Florida-4 Vein began on levels 1180, 1199, 1210, 1230 and 1260. See Figure 3 below.


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

   FIGURE 3: LONGITUDINAL SECTION OF FLORIDA-4 VEIN SHOWING EXPLORATION DRIFTS
                   ALONG 5 DIFFERENT LEVELS. VIEW LOOKING NE.

          [Please view PDF of this document to view schematic drawing.]

6.0 GEOLOGICAL SETTING

6.1 REGIONAL AND LOCAL GEOLOGY

The state of Nayarit lies within the physiographic province known as the Sierra Madre Occidental, an extensive belt of mainly volcanic rocks overlying and intruding Precambrian to Jurassic basement rocks. Also, it lies within the Province of the Pacific Coastal Plains and its south central area is lies within the Neo-volcanic Axis Province.

The oldest rocks in the region outcrop in the deepest parts of the Rio Santiago and conform a sequence of intercalated andesitic tuffs with sandstones and graywackes. The age of these rocks is early Cretaceous to upper Jurassic. Cretaceous granite to granodiorite intrusives are emplaced in the volcano-sedimentary sequence.

Overlying the previous rocks is a series of andesite and rhyolite volcanics which are intruded by porphyry granodiorite and diabase dikes. This volcanic sequence is known as the Lower Volcanic Sequence of Oligocene age.

The Upper Volcanic Sequence consists of rhyolitic rocks (tuffs, breccias and ignimbrites) of Miocene age. Towards the late Tertiary and early Quaternary, basalts, rhyolitic and andesitic flows and pumice type tuffs were deposited. These later volcanics are known as the Neo-volcanic Axis.

The structural geology of the area comprises normal faults with NNW-SSE orientations with subsided blocks to the east and west, which form deep canyons and steep walls. The main regional lineaments are oriented NW-SE, secondary fracturing and faulting have an orientation NW-SE and NE-SW and the main regional structure is the Tepic-Zacoalco Graben (See Figure 4).

Within this volcanic belt lies the Ceboruco Volcano, which is a Cuaternary strato-volcano typical of a subduction environment. Its last recorded eruption was in 1870. The Santa Maria del Oro Lake, just north of the town with the same name, comprises the basin of a Caldera within an 8 kilometer diameter graben. The Sanganguey Volcano is also a strato-volcano type. Both volcanoes are oriented NW-SE and are related to the Caldera of the Lake Santa Maria del Oro (Source: Mexican Geological Service, Tepic F13-8, 1998).

To the north and northwest of the mine area, most of the surface is covered by a layer (0.50 up to 2.0m thick) of pumice volcanic pyroclastics (See Plate 2). This material is very friable and of low density. It masks any vein outcrop and on top has growth of shrubs and pine trees. The pumice dates back to the year 1870 when the Ceboruco Volcano last erupted. Most outcrops near the mine are of dacite ignimbrites and andesite flows.

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

    FIGURE 4 : REGIONAL GEOLOGICAL MAP (SOURCE: MEXICAN GEOLOGICAL SERVICE,
                    TEPIC F13-8, NAYARIT AND JALISCO, 1998.)

                [Please view PDF of this document to view map.]

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

     FIGURE 5 : REGIONAL STRATIGRAPHY (SOURCE: MEXICAN GEOLOGICAL SERVICE,
                    TEPIC F13-8, NAYARIT AND JALISCO, 1998.)

                [Please view PDF of this document to view drawing.]

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
         PLATE 2: PUMICE COVER (WHITE LAYER) ALONG ROAD NEAR FLORIDA-4 VEIN

                [Please view PDF of this document to view photo.]


The veins at Mina Real are hosted within dacitic rocks which are moderately silicified near the veins and contain quartz veinlets in the wall rocks adjacent to the quartz veins. The silicified wall rocks are narrow, generally 1 to 2 meters on each side of the veins.

The structural geology at the Mina Real Property comprises normal faults with NNW-SSE orientations with subsided blocks to the east and west, which form deep canyons and steep walls. The main regional lineaments are oriented NW-SE, secondary fracturing and post-mineral faulting have an orientation NW-SE and NE-SW and the main regional structure is the Tepic-Zacoalco Graben. The Florida area is bound by an uplifted block (horst), within which the Florida veins are located, and a down-dropped block (graben) in which the Tajos Cuates vein is found.

7.0 DEPOSIT TYPE


Epithermal deposits have traditionally been the most economically important in Mexico, with renowned world-class deposits as those in the Pachuca - Real del Monte, Guanajuato, Fresnillo, Taxco, Tayoltita, and Zacatecas districts. These deposits are all Tertiary in age, ranging mostly from Middle Eocene to Early Miocene. The vast majority of epithermal deposits in Mexico belong to the low sulphidation type.

Precious metal mineral deposit types found in the State of Nayarit are mainly low sulphidation epithermal gold-silver quartz and adularia vein type deposits. A typical example of a low sulphidation epithermal gold-silver deposit is the Yago Property approximately 50 kilometres north of the city of Tepic. The Yago Property is known to have been in production during 1993 to 1999 as Compania Minera Nueva Vizcaya S.A. de C.V.

At Mina Real the presence of high grade gold-silver quartz-adularia veins and stockwork veinlets in the country rocks bears many similarities to Sleeper, Nevada; McLaughlin, California; Hishikari, Japan and Golden Cross and Martha Hill, New Zealand, all of which were or are significant gold producers.

Low sulphidation veins are formed by fluids that originate from hot magma that mix with a larger amount of groundwater. The resulting fluids interact with the rock for much longer than in high sulphidation fluids, in the process dissolving silica, which is later precipitated as quartz. Gold is precipitated by protracted boiling resulting in high grade gold silver deposits associated with veins. High grade gold and silver in these veins is precipitated over vertical intervals of generally 300 to 600 meters.

Figure 6 below illustrates classic low sulphidation epithermal vein systems and indicates a tentative location of the mineralized veins at the Mina Real Property.

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

      FIGURE 6: LOW SULPHIDATION EPITHERMAL VEIN SYSTEM SHOWING TENTATIVE
                     LOCATION OF THE VEINS AT THE MINA REAL
                   PROPERTY. (MODIFIED AFTER POLIQUIN, 2005)


                [Please view PDF of this document to view drawing.]

8.0 MINERALIZATION AT THE MINA REAL PROPERTY

In the mine area the rocks that host the mineralized veins are mainly rhyo-dacite ignimbrites and andesitic flows at or near the boundary between the Lower and Upper Volcanic Sequences.

The mineralized structures form part of a low sulphidation epithermal gold-silver system which is composed of quartz-adularia veins that have a preferred trend NW-SE. The average dip of the veins is approximately 75 degrees SW, though the veins can dip vertically or greater than 80 degrees to the NE. The width of the veins varies from 0.30 to over 2.0 meters wide.

The host rocks show silicification and quartz veinlets in the wall rocks adjacent to the quartz veins. The silicified selvages are narrow, generally 1 to 2 meters on each side.

The quartz veins are confined along faults and fractures with iron and manganese oxides. Some vein segments contain elevated gold and silver values, in many cases due to secondary enrichment.

Structurally the mineralized area is bound by an uplifted block (horst), within which the Florida Veins are located, and a down-dropped block (graben) in which the Tajos Cuates Veins are found. These blocks are controlled by NE-SW post-mineral faults, which have also displaced the veins horizontally and vertically.

To date over 20 quartz veins have been identified (See Figure 6) at Mina Real. The Florida-1, 2 and 3 veins have been the main source of mineralization for the mine mill feed within the last two years. The Tajos Cuates vein is being explored and developed underground.

Recently a vein area called the Florida NW zone, north of the Florida-1, 2 and 3 veins, has been identified. Within this new area a total of 13 quartz veins have been recognized. It has similar mineralogical characteristics as the Florida 3 vein system currently being mined at the Mina Real Property (See Figure 6).

Within the Florida NW zone a new vein called Florida-4 was discovered. A total of 11 trenches have been dug along a strike length of two kilometres. The Florida-4 vein is part of the main fracture system in the area and has similar mineralogical characteristics as the Florida 3 vein system currently being mined at Mina Real.

The Florida-4 quartz vein is parallel and approximately 450 metres west from the Florida 3 vein system. Results collected to date are similar to those observed at the Florida 3 vein at similar elevations (Table 3). The author has observed along sections in the Florida-4 vein drift (level 1210m) hydrothermal breccias of irregular shape. These breccias are mainly composed of sub angular to angular quartz fragments (1 to 15 cm long) in a dark brown silica matrix composed of < 1cm long quartz fragments. The author believes the breccia is a later mineralizing event emplaced after the quartz veining (See Plate 3).

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
          PLATE 3: HAND SPECIMEN FROM FLORIDA-4 VEIN (LEVEL 1210M). IT
           IS A HYDROTHERMAL BRECCIA WHICH CUTS THROUGH THE MAIN VEIN.

                [Please view PDF of this document to view photo.]

A new vein within the Florida NW zone called "La Vibora" trends perpendicular to the Florida-4 Vein. Trench No. 1 sampled across 3.35 meters (true width) returned 15.45 g/t gold and 153 g/t silver. Trench No. 2 sampled across 1.90 meters (true width) returned 35.26 g/t gold and 298 g/t silver (See Table 4).

The writer at the La Vibora Vein area observed that the host rocks are strongly fractured and contain hematite and limonite. Fine coarse gold particles were observed (after crushing, grinding and washing) from a grab sample taken from weathered wall rock containing strong iron oxides (See Plate 4 below).

Three other veins parallel to the La Vibora vein and perpendicular to the Florida-4 vein have recently been discovered. Of significance is the Vuiruco Vein whose width has been reported to be 5.9 metres on surface (Rochester Resources, June 10, 2008 News Release).

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
             PLATE 4: THE LA VIBORA AREA SHOWING STRONGLY FRACTURED
                    AND WEATHERED WALL ROCK WITH IRON OXIDES.

                [Please view PDF of this document to view photo.]

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                FIGURE 7: MAP OF VEINS IN THE MINA REAL PROPERTY
                       (VEINS ARE SHOWN AS REDLINEAMENTS).

                [Please view PDF of this document to view map.]

9.0 EXPLORATION AT THE MINA REAL PROPERTY

HISTORIC EXPLORATION:

During the period 2001 to 2003 Desarrollos Mineros del Occidente (DMO), a private Mexican company mined approximately 4,000 tonnes of ore with an average gold content of 10 g/t gold (Mexican Geological Service Report, July 2005).

During 2001 DMO signed an exploration agreement with Minas de San Luis S.A. de C.V. ("Luismin"). Work included geological mapping, surface and underground sampling of accessible workings. Two diamond drill holes were drilled. The writer was advised that Luismin did not proceed with the exploration agreement as a decision was made by them to focus on other projects.

Between October 5 and 6, 2005 the author was on site at the Mina Real Property area, and completed a site geological field inspection. In October 11 to the 19th, the author returned to the Mine area to inspect and sample the veins along 4 different drifts (levels). Finally, during November to early December (2005) drill core was examined; the Tajos Cuates Vein and the Florida Vein in level 1,140 were sampled. Also during this time limited surface geological mapping and trenching was done. Background information, such as old reports and maps concerning the property were examined (Jaramillo, V., 2006).

The writer then took 51 chip vein samples, one grab sample, 4 duplicates, 3 blanks and 6 standards. Also, 20 pulp samples provided by DMO were assayed. All the samples taken then were part of the due diligence work done by the writer at Mina Real in 2005. Some highlights of the underground chip vein samples taken by the author included:

--------------------------------------------------------------------------------
Sample        Vein         Width    Gold     Silver    Description
  No.                      (m)      (g/t)     (g/t)
--------------------------------------------------------------------------------

387322      Florida 3      1.00      8.4        226    Quartz Vein Level 260
--------------------------------------------------------------------------------
387324      Florida 3      0.98      9.62        67.2  Quartz Vein Level 260
--------------------------------------------------------------------------------
387325      Florida 3      1.07      11.5       123    Quartz Vein Level 260
--------------------------------------------------------------------------------
387334      Florida 2      0.70      2.44       848    Quartz Vein Level 210
--------------------------------------------------------------------------------
387339      Florida 3      2.10      9.61       202    Quartz Vein Level 160
--------------------------------------------------------------------------------
387342      Florida 3      1.30     14.25       260    Quartz Vein Level 160
--------------------------------------------------------------------------------
387362      Florida 2      1.55      6.27       501    Quartz Vein Level 185
--------------------------------------------------------------------------------
387367      Florida 2      1.10     14.55       336    Quartz Vein Level 185
--------------------------------------------------------------------------------
387369      Florida 3      1.60      9.15       119    Quartz Vein Level 185
--------------------------------------------------------------------------------
387393      Florida 3      0.80     16.80       115    Quartz Vein Level 140
--------------------------------------------------------------------------------
387397      Florida 3      1.13      4.66       723    Quartz Vein Level 140
--------------------------------------------------------------------------------
387398    Tajo Cuates      1.70      2.77      1330    Quartz Vein 1 - Main adit
--------------------------------------------------------------------------------

   TABLE 2:  Highlights of underground samples taken by the author in 2005

A quartz vein was found in an old trench (Plate 5). The vein had a width of 1.10 meters, strikes 330 degrees and has a dip of 62 degrees SW. A chip sample No. 387401 was taken and gave 1.20 g/t gold and 123 g/t silver. The vein is found approximately 1 kilometre NW of the Mine area. A GPS reading for the vein gave:
555,086-E , 2,350,293-N at an elevation of 1,420 meters.


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
                Plate 5: Quartz Vein in trench approximately 1 km
               NW of Florida-3 vein area. The vein width was 1.10
              meters and returned 1.20 g/t gold and 123 g/t silver
                              (Jaramillo, V., 2006)

                [Please view PDF of this document to view photo.]


A Vein system called Tajos Cuates south of the Florida Veins (Figure 7), was also visited and sampled by the writer during 2005. One of the samples taken of the vein had a true width of 1.70 meters and was composed of fractured quartz and concentrations of limonite and manganese oxides. It appeared to be a large zone of secondary enrichment. It returned 2.77 g/t gold and 1,330 g/t silver (Jaramillo, V., 2006).

During 2006 exploration drifting along the Florida-3 Vein (Levels 1140, 1160 and
1185) for a total of 457 meters were completed. An additional 263 meters was done for cross-cuts and ventilation shafts. In the Tajos Cuates area 4 drill holes were completed for a total of 522.10 meters.

During March 2007 the company developed a ramp from level 1115 to lower levels of the Florida-1 vein for a total length of 192 meters. The adit on level 1160 advanced approximately 350 meters through an sub-volcanic plug.

During August 2007, road access was extended to the Tajos Cuates vein and underground rehabilitation work completed. Surface geological work in this area identified two new veins, Tomas and El Crudo. A surface sample taken from the Tomas vein returned 2.10m grading 3.7 g/t gold and 137 g/t silver. A surface sample taken from El Crudo Vein returned 0.70m grading 4.9 g/t gold and 106 g/t silver.

In November 2007, 95 meters of drifting were done along the Tajos Cuates Vein (Level 976). Exploration drifting and drilling began at the Santa Fe Property and the construction of approximately 8 kilometres of road access was completed. On the Florida-3 Vein an additional 77 meters of exploration drifting (level
1115) were done.

RECENT EXPLORATION:

Between February and April 2008, surface trenching and exploration drifting identified 13 veins in the Florida-NW area. Diamond drilling began testing some of the veins in this new area.

Development of a cross-cut started at Florida NW (level 1300) to intersect the Florida-1,2 and 3 veins; also drifting to the north and south began along the Florida-NW vein (level 1385).

In May 2008 a new vein called Florida-4 is discovered in the Florida-NW area. A total of 11 trenches were dug along this vein along a strike length of two kilometres.

The trenches are located at different elevations ranging from 1000 meters above sea level to 1400 meters above sea level (figure 8). The vein system has a well defined quartz structure with widths on surface ranging from 0.3 metres to 1.5 metres. Sampling was completed at all 11 trench locations and 9 locations reported significant gold and silver values (Table 3).

Results collected to date are similar to those received from the Florida 3 vein system at similar elevations (Table 3 below). The Florida 4 vein system is parallel and approximately 450 metres west from the Florida 3 vein system.

The company is currently developing Florida 4 at different elevations with the primary focus being at the 1000 metre elevation. A drift within waste rock will be developed as an access to the parallel veins located in this area while concurrently, being used as a staging area for diamond drilling to help locate parallel vein systems at depth.

In June 2008 a new vein perpendicular to the trend of the Florida-4 vein was discovered. This new vein called "La Vibora" trends perpendicular to the Florida-4 Vein. Trench No. 1 sampled across 3.35 meters (true width) returned
15.45 g/t gold and 153 g/t silver. Trench No. 2 sampled across 1.90 meters (true width) returned 35.26 g/t gold and 298 g/t silver (See Table 4).

Between July and August 2008 approximately 6.3 kilometres of roads were completed in order to access the Florida-NW area, particularly the Florida-4 Vein. Drifting along the Florida-4 Vein began on levels 1180, 1199, 1210, 1230 and 1260. See Figure 3.

--------------------------------------------------------------------------------
                             FLORIDA-4 VEIN TRENCHES
--------------------------------------------------------------------------------
        TRENCH    SAMPLE      WIDTH        GOLD       SILVER
          NO.       NO.        (M)        (G/T)       (G/T)
--------------------------------------------------------------------------------
           1      29242        0.4         4.61        217
           1      29243        0.8         7.05        221
           1      29244        0.5        24.5          97
                  AVERAGE  =   1.7        11.61        183.59
--------------------------------------------------------------------------------
           2      29354        0.8         2.15         68
--------------------------------------------------------------------------------
           3      29346        0.7         5.97         44
--------------------------------------------------------------------------------
           4      29331        1.2         7.04         96
           4      29332        1.4         6.09         80
                  AVERAGE  =   2.6         6.53         87.38
--------------------------------------------------------------------------------
           5      29286        0.6         6.06         81
           5      29287        0.8         1.17         58
                  AVERAGE  =   1.4         3.27         68
--------------------------------------------------------------------------------
           6      24427        1.0         6.2          84
--------------------------------------------------------------------------------
           7      21088        0.7         1.13         50
--------------------------------------------------------------------------------
           8      21089        1.0         5.51
           8      21090        0.8         1.28         63
                  AVERAGE  =   1.8         3.63         28
--------------------------------------------------------------------------------
           9      21082        0.4          N/D         <5
--------------------------------------------------------------------------------
          10      21084        1.7         1.16        761
--------------------------------------------------------------------------------
          11      18069        1.1         1.93         59
--------------------------------------------------------------------------------

                 TABLE 3: SUMMARY OF TRENCH SAMPLE RESULTS ALONG
                    THE FLORIDA-4 VEIN (N/D= NON DETECTABLE)

The exploration program is under the direction of Hector Chavez, a Mexican professional geologist who has extensive experience in Mexican epithermal gold-silver deposits, and is supervised by Dr. Alfredo Parra, who is a QP as defined in NI 43-101.

--------------------------------------------------------------------------------
                            LA VIBORA VEIN - TRENCHES
--------------------------------------------------------------------------------
        TRENCH    SAMPLE      WIDTH        GOLD       SILVER
          NO.       NO.        (M)        (G/T)       (G/T)
--------------------------------------------------------------------------------

           1      29372        0.70        4.44         95
           1      29373        0.80       17.00        155
           1      29374        0.65       46.90        332
           1      29375        0.60        6.24        102
           1      29376        0.60        1.39         75
                  AVERAGE  =   3.35       15.45        153
--------------------------------------------------------------------------------
           2      29314        0.55        2.66         81
           2      29315        0.70       93.10        500
           2      29316        0.65        0.55        263
                  AVERAGE  =   1.9        35.26        298
--------------------------------------------------------------------------------
           3      29381        0.55        1.42         72
           3      29382        1.00        5.46        170
           3      29383        0.90        2.87         69
                  AVERAGE  =   2.45        3.60        111
--------------------------------------------------------------------------------
           4      29385        1.10        1.30        105
           4      29386        0.70       15.40        103
                  AVERAGE  =   1.80        6.78        104
--------------------------------------------------------------------------------

               TABLE 4: SUMMARY OF TRENCH SAMPLE RESULTS ALONG THE
                                 LA VIBORA VEIN

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

          FIGURE 8: SCHEMATIC LONG SECTION OF THE FLORIDA-4 VEIN WITH
                   APPROXIMATE TRENCH LOCATIONS (11 TRENCHES)

                [Please view PDF of this document to view drawing.]

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
       FIGURE 9: UNDERGROUND GEOLOGY MAP OF FLORIDA-4 VEIN (LEVEL 1260M).
               RED COLOR = QUARTZ VEIN ; BLUE COLOR = FAULT ZONES

                [Please view PDF of this document to view drawing.]

10.0 DRILLING AT THE MINA REAL PROPERTY

HISTORIC DRILLING: (Jaramillo, V., 2006)

In early 2003 Luismin drilled two core holes in order to explore the continuity of the Florida Veins to the NW and at depth. Drill hole DDH F1-03 was to test the vein continuity to the NW, but it did not reach the required depth due to technical difficulties and poor recoveries. Subsequent investigation revealed that this drill hole required at least another 50 meters of drilling as the veins have been faulted further west. See Figure 10.

Drill hole F2-03 was to test vein continuity and grade at depth. Three veins were intercepted:

1. The first quartz vein was intercepted from 112.45 to 114.85 meters (2.40 meters long). Recovery for this vein was < 50% and gave 0.52 g/t Au and 93.54 g/t Ag.

2. The second quartz vein was intercepted from 132.90 to 134.00 meters (1.10 meters long). Recovery for this vein was approximately 69% and gave 12.73 g/t Au and 172 g/t Ag.

3. The third quartz vein was intercepted from 135.90 to 138.40 meters (2.50 meters long). Recovery for this vein was approximately 36% and gave 5.50 g/t Au and 171 g/t Ag.

During 2006 4 diamond drill holes were completed at Tajos Cuates. A summary of these drill holes is shown in Table 5 below:

--------------------------------------------------------------------------------
                          MINA REAL DRILL HOLES - 2006
--------------------------------------------------------------------------------
DDH        EASTING     NORTHING     ELEVATION   INCLINATION   AZIMUTH   LENGTH
 NO.                                    M.                                 M.
--------------------------------------------------------------------------------
CH04-06    555,272      2,348,560       972         -55         325      132.65
CH05-06    555,272      2,348,560       972         -61         325      133.15
TC02-06    555,357      2,348,522       938         -46         340      132.80
TC03-06    555,357      2,348,522       938         -20         340      123.50
--------------------------------------------------------------------------------
                 TABLE 5: SUMMARY OF DRILL HOLES AT TAJOS CUATES

Drill hole CH04-06 intercepted a vein between 79.40 to 81.92 meters (2.52m) and returned 5.38 g/t gold and 321 g/t silver. Drill hole CH05-06 did not intercept the vein probably due to faulting. Drill hole TC02-06 intercepted a very fractured vein between 99.70 to 100.50 meters (0.80m) and retuned 0.80 g/t gold and 0.07 g/t silver. Drill hole TC03-06 intercepted a zone of weak mineralization between 112.65 to 113.95 meters (1.3m) and returned 0.12 g/t gold and 13 g/t silver.

(The above drill intervals are not true vein widths)

RECENT DRILLING:

At Mina Real a total of 8 holes were drilled in the Florida NW area. Drill hole FL1-08 was drilled to 192.20 meters and did not intercept any veins as it appears to have been drilled parallel to a fault zone.

Drill hole FL2-08 was drilled to 203.10 meters. Drill hole FL3-08 was drilled to
380.60 meters but was stopped due to technical difficulties before it reached its objective.

Drill hole FL4-08 was drilled to a depth of 129.60 meters.


--------------------------------------------------------------------------------
                          MINA REAL DRILL HOLES - 2008
--------------------------------------------------------------------------------
DDH        EASTING     NORTHING     ELEVATION   INCLINATION   AZIMUTH   LENGTH
 NO.                                    M.                                 M.
--------------------------------------------------------------------------------
FL01-08    554,959      2,350,215     1,415         -60          55      192.20
FL02-08    555,014      2,350,254     1,430         -60          55      203.10
FL03-08    555,028      2,350,020     1,433         -65          55      380.60
FL04-08    555,143      2,349,978     1,415         -60          55      129.60
V01-08     554,237      2,350,195     1,362         -57         155      162.00
V02-08     554,237      2,350,195     1,362         -45         155       43.90
V02A-08    554,237      2,350,195     1,362         -45         155      104.40
V03-08     554,150      2,350,168     1,380         -45         155       40.00
--------------------------------------------------------------------------------

              TABLE 6: SUMMARY OF DRILL HOLES DRILLED AT MINA REAL

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
               FIGURE 10: FLORIDA-4 VEIN DRILL HOLE CROSS SECTION

                [Please view PDF of this document to view drawing.]

At the Vibora area Drill hole V01-08 intersected a very fractured silicified interval (70.45 to 72.05m) with iron oxides and quartz veinlets. This interval returned (sample 33735) 15.40 g/t gold and 140 g/t silver.

Drill hole V02-08 intersected from 42.4 to 43.85m a fractured zone with iron and manganese oxides. Analytical results were below detection limits.

Drill hole V02A-08 intersected a very fractured interval (74 to 78m) with iron-manganese oxides and quartz veinlets. Analytical results were below detection limits.

Drill hole V03-08 from 52.1 to 53.08 meters intersected a quartz veinlet zone. This interval returned (sample 1816) 2.7 g/t gold and 29 g/t silver.

(The above drill intervals are not true vein widths)

11.0 SAMPLING METHOD AND APPROACH

The author on his last visit to Mina Real observed the sampling methods and approach used by mine sample crews. Rock sampling consists in taking chip channel samples perpendicular to vein trends both underground and on surface. The location of the underground samples is measured, from a known survey point, using a tape and compass. Surface sample locations are recorded using a hand held GPS unit set to Datum WGS-84.

Each sample is usually taken under the supervision of a mine geologist; an assay tag number is introduced in each sample bag which is numbered with a permanent marker. The samples are packaged in heavy plastic bags and tied using plastic locking ties. At each underground sample location, spray paint is used to write the corresponding sample number. Core sampling is done using a hydraulic core splitter following standard industry practices.

12.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

All exploration samples are shipped by bus from the city of Tepic to SGS Laboratories, an ISO certified and independent laboratory, at their facility in Durango, Mexico. Exploration samples are mostly prepped and assayed at the SGS Lab in Durango, Mexico. Since June 2008 some samples have been prepped at the Mina Real Lab. The SGS laboratory sample preparation procedures are as follows:


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
                    Photo of Sample Preparation Insturctions
                   [Please view PDF of this document to view.]

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
                    Photo of Sample Preparation Insturctions
                   [Please view PDF of this document to view.]


Samples are analyzed for gold by fire assay - AAS finish using a 30 gram sample weight, 34 element ICP by aqua regia digestion and for samples over 100 ppm silver, by fire assay and gravimetric finish using a 30 gram sample weight.

The SGS Laboratory analytical procedures used are as follows:

PRECIOUS METAL ANALYSIS BY FIRE ASSAY AND AAS

A 30 gram sample weight is mixed with fluxing agents including lead oxide, and fused at high temperature. The lead oxide is reduced to lead, which collects the precious metal. The precious metal is separated from the lead via cupellation. The precious metal content is determined by AAS.

SILVER BY FIRE ASSAY AND GRAVIMETRIC FINISH

A 30 gram sample weight is mixed with fluxing agents including lead oxide, and fused at high temperature. The lead oxide is reduced to lead, which collects the precious metal. The precious metal is separated from the lead via cupellation. The precious metal content is determined by gravimetric finish.

34 ELEMENTS BY AQUA REGIA AND ICP-AES

Sample pulps were treated by hot aqua regia acid digestion. Dissolved elements (34 elements) were analyzed by ICP-AES.

13.0 DATA VERIFICATION

Quality control procedures for exploration samples taken at Mina Real include inserting a blank, duplicate and standard with each batch of approximately 30 samples sent to SGS Laboratories. All of the analytical results shown in Table 7 below have yielded values within an acceptable difference when compared to the Mine Lab or the SGS analytical results.

The standards used, are commercially prepared by WCM Minerals Ltd., with an office address at 7729 Patterson Ave., Burnaby, BC V5J 3P4. Blank samples are taken from an unaltered dacite quarry.

The duplicate samples are a replication of specific channel chip sample lines, or 1/4 of core along a sample interval. Samples taken by the writer included rock chips from underground, from muck piles, from pulps prepped and assayed at the Mine Lab and some assayed at the SGS Lab.

                             SAMPLES FROM MINA REAL
                 DATE: SEPTEMBER 24, 2008 TAKEN BY V. JARAMILLO

-------------------------------------------------------------------------------------------------------------------------
                                                                        ALS Chemex         Mina Real            SGS
ALS Chemex   Sample     Sample    Mina Real   SGS Lab      Area      ----------------   ---------------   ---------------
Sample No.    Type       Size       Sample     Sample       or         Au        Ag       Au       Ag       Au       Ag
                         (m)          No.        No.       Vein        g/t       g/t      g/t      g/t      g/t      g/t
----------   ------  -----------  ---------   -------   ----------   ----------------   ---------------   ---------------

  387451     Chips      1.35        35995                Florida-4     2.55      20
  387452     Chips      1.36        35996                Florida-4     3.84      56.8
  387453     Panel   1.50 X 1.50                          Vibora       4.35      11.9
  387454     Chips      0.70                             Abraham       0.34     107
  387455     Grab                    3477               Clavellino     1.68     711
  387456     Chips      1.60                             Abraham       0.19      86.9
  387457     Grab                                       Mill  Feed     3.26      54.1
  387458     Pulp                    3484               Clavellino     2.7      287       2.8      286
  387459     Pulp                    3470               Clavellino     2.94   1,330       3.5    1,223
  387460     Pulp                                       Mill  Feed     3.67     114       4.1       87
  387461     Pulp                              15140                   0.09      12.6                       0.015     < 3
  387462     Pulp                              12326                   33.9     129                        36.3       124
  387463     Pulp                              13517                   10.05    2,730                       8.03    2,620
  387464     Pulp                              38364     Florida-1    108.00      233                     118.9       181
-------------------------------------------------------------------------------------------------------------------------

              TABLE 7: DUE DILIGENCE SAMPLES TAKEN BY V. JARAMILLO
                    AND ASSAYED AT ALS CHEMEX IN VANCOUVER.

At the mine site the writer was advised that all samples for the mining operation are prepped and assayed at the mine lab. The writer was further advised that since June 2008, as a cost control measure, exploration samples are now being prepped at the mine lab and the pulps sent for assaying to the SGS lab in Durango. The writer has recommended that prep work for exploration samples be completed at the SGS Lab in Durango to ensure no contamination during prep work. The writer has been advised that this change has now been implemented.

The writer visited the Mine Lab facility and confirmed that the facility has adequate analytical equipment and believes it to be staffed with competent professionals with experience in operating a lab. The writer did make a recommendation for improvement to the ventilation system to reduce dust during crushing

14.0 ADJACENT PROPERTIES

Rochester Resources Ltd. holds an indirect 70% interest in Compania Minera Santa Fe S.A. de C.V., which holds title to the Santa Fe Property. The Santa Fe Property hosts similar gold-silver mineralization as that in Mina Real. See Figure 11.

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
       FIGURE 11: LOCATION OF THE MINA REAL AND NEARBY SANTA FE PROPERTY.

            [Please view PDF of this document to view location map.]

15.0 MINERAL PROCESSING AND METALLURGICAL TESTING

On November 2004 the Luismin metallurgical laboratory ("Laboratorios de Servicios e Investigacion Metalurgica") in Durango, prepared a preliminary metallurgical report( Estudio Metalurgico por flotacion y cianuracion de una muestra enviada por Desarrollos Mineros de Occidente, S.A. de C.V., December 2004, Report by Juvencio Mireles Ortiz) for DMO.

The reported mill head grade for the sample submitted by DMO was as follows:

--------------------------------------------------------------------------------
  Ag          Au          Pb          Zn          Cu          Fe          Mn
(g/t)       (g/t)        (%)         (%)         (%)         (%)          (%)
--------------------------------------------------------------------------------

 827        19.68        4.11        0.17        0.02        6.6         0.062
--------------------------------------------------------------------------------

Six metallurgical flotation tests were carried out, but results were not successful, as recoveries were too low. Only one cyanidation test was done with excellent results. See table below:

--------------------------------------------------------------------------------
Time      % -200      NaCN       CaO          Residue g/t          Disolution %
(hs)          M        ppm       ppm         Ag        Au          Ag        Au
--------------------------------------------------------------------------------

 96          70      3,000      1,200        134      1.05         93.5     97.9
--------------------------------------------------------------------------------

It was concluded that cyanidation was the best method to use. See table below of best results:

--------------------------------------------------------------------------------
                                                                RECOVERY %
                                                        ------------------------
   PROCESS USED                BEST TEST                  Ag                Au
--------------------------------------------------------------------------------

    FLOTATION                    # 5                     72.6              51.4
--------------------------------------------------------------------------------
   CYANIDATION                   # 1                     93.5              97.9
--------------------------------------------------------------------------------

It is the author's opinion that the sample submitted by DMO at the time was a high grade sample that is not be representative of the mineralization at Mina Real. Mineralization at the Florida Vein system averages approximately 8 g/t gold and 160 g/t silver, and the manganese content ranges from 0.10 % to as high as 6%. Mineralization at the Tajos Cuates Vein tends to be high in silver (in some cases over 1,000 g/t silver) and the manganese content is also quite high, generally over 1% (Jaramillo, V, January 2006).

The author recommended in his report dated January 22, 2006 that because of limited testing, representative samples be re-taken from each vein area (Florida and Tajos Cuates) and additional metallurgical tests be done in accredited private commercial labs. This has now been done.

A. During August 2006 METCON Research Inc. of Tucson, Arizona completed three metallurgical tests (BR-07, 08 and 11) from a sample taken from the Tajos Cuates Vein. Cyanidation bottle roll tests to study the impact of sulphurous leach upon silver extraction were performed. Results are summarized in Table 8 below:

                                METCON RESEARCH
                          MINERA REAL MEXICO S.A DE CV
              CYANIDATION BOTTLE ROLL TESTS TO STUDY THE IMPACT OF
                     SULFUROUS LEACH UPON SILVER EXTRACTION

                               SUMMARY OF RESULTS
--------------------------------------------------------------------------------
                                    REAGENT CONSUMPTION         EXTRACTION
                                          (KG/T)                    (%)
                            (H)    ---------------------   ---------------------
SAMPLE: TAJOS LOS CUATES   TIME    NACN     CAO    H2SO3    AU      AG      MN
------------------------   ----    ---------------------   ---------------------
           H2SO3 LEACH      24                     54.37    0.00    0.00   87.79
           ---------------------------------------------------------------------
                             4                             80.62   29.19    0.00
BR-07      CYANIDATION      24     3.80     9.18           89.81   67.34    0.00
                            48                             91.70   90.60    0.00
                            72                             93.99   93.77    0.00
--------------------------------------------------------------------------------
           H2SO3 LEACH      24                     54.76
           ---------------------------------------------------------------------
           NEUTRALIZATION                 104.00
           ---------------------------------------------------------------------
BR-11                        4                             21.53   21.28    0.00
           CYANIDATION      24     3.81     0.27           55.40   25.12    0.00
                            48                             67.33   28.69    0.00
                            72                             83.88   49.94    0.00
--------------------------------------------------------------------------------
                             4                             82.66   25.52    0.00
           CYANIDATION      24                             87.55   57.75    0.00
                            48                             93.28   69.84    0.00
                            72                             94.43   71.40    0.00
           ---------------------------------------------------------------------
BR-08      H2SO3 LEACH      24                     52.04    0.00    0.00   90.64
           ---------------------------------------------------------------------
                             4                              1.71   20.24    0.00
           CYANIDATION      24     1.81    20.08            2.03   24.62    0.00
                            48                              2.01   23.71    0.00
           ---------------------------------------------------------------------
TOTAL EXTRACTION                                           96.44   95.11   90.64
--------------------------------------------------------------------------------

              TABLE 8: Cyanidation bottle roll tests of 3 samples
                       (METCON Research Inc. August 2006)

The best silver extraction was achieved from sample BR-08. Total extraction for gold was 96 %, for silver 95.11 % and for manganese 90.64%.

B. METCON Research Inc. completed in November 2007 a test for silver recovery from the Florida-1, 2 and 3 veins. Results gave 91% recovery rates using an SO2 pre-wash followed by putting the ore back through the circuit (Rochester News Release, November 2007).

Metallurgical results obtained from previous tests conducted on samples from the Santa Maria de Oro Project by Metcon Research indicated that a portion of the silver contained in the sample is encapsulated in manganese. Silver extraction was enhanced by applying a sulphurous acid pre-treatment to leach the manganese contained in the sample prior the cyanidation process.

C. METCON Research Inc. completed on January 31, 2008 a metallurgical test from samples taken from the Florida-3 vein. The main objective of this test work was to evaluate the precious metal that could be achieved at a grind size of 92 percent passing 149 microns with and without sulphurous acid pre-treatment. Manganese dissolution kinetics was also investigated. The results obtained are summarized in the following paragraphs: (METCON Report - Project No. M-677-04, January 31, 2008).

The Florida sample head grade submitted contained:

        ------------------------------------------------------------
        Sample ID               Total Au        Total Ag        Mn
                                 (g/t)            (g/t)         (%)
        ------------------------------------------------------------
        HEAD                    6.06            198.40          0.45
        lEACH RESIDUE           0.27            114.10          0.44
        ------------------------------------------------------------

This metallurgical study was conducted at a grind size of approximately 92 percent passing 100 mesh (149 microns) and 45 percent solids. Three tests were conducted on the sample according to the following schedule:

-  Control Test (Straight Cyanidation Bottle Roll Test for 72 Hours).

- Sulphurous Leach (24 hours) Removal of Manganese by Solids/Liquid Separation (Filtration), followed by Cyanidation (72 Hours).

-  Sulphurous  Leach  (24  hours),   Precipitation  of  Manganese  using  Sodium
   Carbonate, followed by cyanidation (72 Hours).

The metallurgical data developed on the Florida-3 sample are summarized in Table 9 and in Figures 12 and 13 below.


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
     TABLE 9: Metallurgical test from samples taken from the Florida-3 vein
            (METCON Report - Project No. M-677-04, January 31, 2008).

    [Graph in picture format - to view please refer to PDF of this document]

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
                 FIGURE 12: Silver extraction on Florida sample

    [Graph in picture format - to view please refer to PDF of this document]




                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
          FIGURE 13: Sulphurous leach followed by manganese removal by filtration.

    [Graph in picture format - to view please refer to PDF of this document]

Comments relating to the metallurgical results obtained on the tests conducted on the Florida sample are as follows: (METCON Report - Project No. M-677-04, January 31, 2008).

o Gold Extraction ranged from 94.59 percent to 95.57 percent. The highest gold extraction was observed on the control test.

o Silver Extraction ranged from 37.49 percent to 81.047 percent. The highest silver extraction of 81.04 percent was observed on the cyanidation test conducted after manganese dissolution using sulphurous acid followed by manganese removal by solids/liquid separation.

o A silver extraction of 78.39 percent was achieved on the cyanidation test conducted after manganese dissolution using sulphurous acid followed by precipitation of manganese using sodium carbonate.

o The metallurgical data indicate that silver extraction was enhanced after manganese dissolution which indicated that a portion of the silver contained in the sample was encapsulated in manganese.

o A sulphurous acid addition of approximately 8 kg per tonne was used to dissolve approximately 90 percent of the manganese contained in the Florida sample.

o Approximately 90 percent of the manganese contained in the sample was extracted in 60 minutes.

o A sodium carbonate addition of approximately 22 kg per tonne was used to precipitate the manganese dissolved in the sulphurous leach step.

o    The   metallurgical   data   developed   indicate  that  either   manganese
     precipitation or manganese removal by solids/liquid separation are feasible processes to prevent manganese from interfering with silver dissolution.

o    Further   leaching   testing  is  required  for   developing  the  reagents
     consumptions required (sulphur dioxide and sodium carbonate) for manganese dissolution and precipitation.

The following conclusions and recommendations were given by METCON:

o Manganese dissolution did not impact the level of gold extraction in the sample studied.

o Manganese dissolution using sulphurous acid enhanced silver extraction on the sample studied.

o Additional cyanidation tests are recommended on the sample using a reactor at atmospheric pressure with mechanical agitation and injecting sulphur dioxide. These tests will allow determination of the manganese dissolution kinetics and sulphur dioxide requirements for dissolution of the manganese contained in each sample.

o The data developed on the recommended tests will be used to design the manganese dissolution and precipitation circuits at the Santa Maria de Oro Project.

o Manganese precipitation tests, using sodium carbonate, will be conducted to determine the amount of sodium carbonate required to precipitate the manganese in solution on the additional recommended tests above.

o METCON recommends conducting mineralogical examinations on each sample to determine the association of silver minerals and manganese contained in the samples studied.

D. Falcon Concentrators Inc. completed gravimetric recovery tests on behalf of Rochester. Currently, gold recoveries are 92% and silver recoveries remain in the 40+ range. After a series of tests gold recovery reached up to 70% of the 8% gold not currently being recovered and increased total silver recovery by up to 40%. Rochester plans to integrate the Flacon into the mill (Rochester News Release, August 2008).

16.0 MINERAL RESOURCES AND RESERVES AT MINA REAL

The Mina Real Property has no mineral resources and reserves as per 43-101 regulations and CIM definitions.

17.0 OTHER RELEVANT DATA AND INFORMATION

Milling operations began at Mina Real in January 2007. The mill has been ever since processing approximately 200 tonnes/day of ore. Below is a table that provides production results to May 31, 2008. The table was made available to the writer by Rochester Resources Ltd. in Vancouver.

                         MINA REAL - PRODUCTION RESULTS
                            YEAR ENDED MAY 31, 2008

                ORE PROCESSED           65,377 TONNES
                GOLD GRADE              5.51 GRAMS/TONNE
                SILVER GRADE            125.08 GRAMS/TONNE
                GOLD RECOVERY           91.39%
                SILVER RECOVERY         43.94%
                GOLD PRODUCED           10,585 OUNCES
                SILVER PRODUCED         10,417 OUNCES

GEOLOGICAL POTENTIAL

If we consider the following geological parameters for the Florida-4 Vein, the following geological potential can be estimated:

1. Assuming a very well mineralized mining horizon that ranges from 1,350 metres to 900 metres in elevation, as observed from mining experience at the Florida-1, 2 and 3 Veins.

2. An average vein width ranging from 0.5 metres to 1.5 metres. We will use a 1.0m width for the high end to be more conservative.

3. A 2 kilometre strike length, as determined from surface mapping and trenching.

4. An s.g = 2.5

5. Grades are based on in-situ mineralization along drifts and the geological experience obtained from such workings.

We can estimate for the Florida-4 Vein a mining horizon that can range from 225 to 450 vertical meters. As such, the following geological potential for this vein can be considered at:

For the lower end range = 225m depth x 2,000m length x 0.50m wide x 2.5 = 562,500 tonnes with grades of 4.0 g/t gold and 60 g/t silver

For the upper end range = 450m depth x 2,000m length x 1.0m wide x 2.5 s.g. = 2,250,000 tonnes with grades of 8 g/t gold and 100 g/t silver

CAUTIONARY STATEMENT: Investors are cautioned that the potential quantity indicated above is conceptual in nature. It has been provided only for illustration purposes. At this time, there has been insufficient exploration to define a mineral resource below the current inferred resources, and it is uncertain if further exploration will result in the discovery of these mineral resources.

18.0 INTERPRETATION AND CONCLUSIONS

Structurally the mineralized area is bound by an uplifted block (horst), within which the Florida Veins are located, and a down-dropped block (graben) in which the Tajos Cuates Veins are found. These blocks are controlled by NE-SW post-mineral faults, which have displaced the veins horizontally to the SW and vertically.

To date over 20 quartz veins have been identified at Mina Real. The Florida-1, 2 and 3 veins have been the main source of mineralization for the mine mill feed within the last two years. The Tajos Cuates vein is being explored and developed underground.

Recently a vein area called the Florida NW zone, north of the Florida-1, 2 and 3 veins, has been identified. Within this new area a total of 13 quartz veins have been recognized. It has similar mineralogical characteristics as the Florida 3 vein system currently being mined at the Mina Real Property (See Figure 6).

Within the Florida NW zone a new vein called Florida-4 was discovered. A total of 11 trenches have been dug along a strike length of two kilometres. The Florida-4 vein is part of the main fracture system in the area and has similar mineralogical characteristics as the Florida 3 vein system currently being mined at Mina Real.

The Florida-4 quartz vein is parallel and approximately 450 metres west from the Florida 3 vein system. Results collected to date are similar to those observed at the Florida 3 vein at similar elevations.

The author has observed along sections in the Florida-4 vein drift (level 1210m) hydrothermal breccias of irregular shape. These breccias are mainly composed of sub angular to angular quartz fragments (1 to 15 cm long) in a dark brown silica matrix composed of < 1cm long quartz fragments. The author believes the breccia is a later mineralizing event emplaced after the quartz veining (See Plate 3).

A new vein within the Florida NW zone called "La Vibora" trends perpendicular to the Florida-4 Vein. Trench No. 1 sampled across 3.35 meters (true width) returned 15.45 g/t gold and 153 g/t silver. Trench No. 2 sampled across 1.90 meters (true width) returned 35.26 g/t gold and 298 g/t silver (See Table 4).

19.0 RECOMMENDATIONS

A. Exploration samples should not be prepped at the Mine Lab (which is not an ISO certified facility). All exploration samples should be sent to the SGS Lab in Durango for prep and analytical work in batches containing a blank, duplicate and standard. This is a requirement of NI 43-101.

B. The area where the Florida-4 Vein intersects with the Vibora Vein system is a zone of intense fracturing in which the wall rocks are mostly clay altered with strong hematite and limonite staining. This area has fine free gold. The author recommends that exploration samples from this area be assayed for gold using screen analysis not to miss possible coarse gold.

C. Any future drill programs should consider drilling with triple tube (HQ3) as most of the veins at Mina Real are fractured and near faults. For any future resource estimate core recoveries cannot be less than 85% within mineralized zones.

D. The Vibora area needs to be explored not only along quartz veins, but also, its potential for a bulk mine operation should be studied. The author in this area took a panel sample (387453) of altered wall rock that returned 4.35 g/t gold and 119 g/t silver. The panel size was 1.50 x 1.50 meters.

E. A surface exploration program on the Mina Real property is highly recommended as follows:

-  Geological mapping (1:1000) and trenching
-  Access road and drill pad construction
-  3,000 meters of HQ3 diamond drilling on selected targets

DIAMOND DRILLING:

A total of 15 diamond drill holes, 200 meters deep (for a total of 3,000 meters) of HQ3 diameter should be drilled in selected areas based on surface geological mapping and trench results. Each drill section should consist of two inclined drill holes.

The surface location of all drill holes should be permanently marked and surveyed, and down hole deviation tests be completed at regular intervals during the drilling process. The timing for all exploration work is estimated at 4 months.

EXPLORATION DRIFTING:

A total of 700 meters of drifting is recommended, particularly in the Tajos Cuates and Florida NW area veins.

PROPOSED BUDGET (IN US FUNDS)

Diamond Drilling (HQ3 SIZE): 2,000 METERS @ $180/METER                $  360,000
Analytical (Drilling Related): 1,500 SAMPLES @ $ 30/SAMPLE            $   45,000
Exploration Drifting:  700 METERS @ $ 300/METER                       $  210,000
Analytical (underground Related): 400 SAMPLES @ $30/SAMPLE            $   12,000

STAFF:

1 exploration/mine manager:  $400/DAY X 160 DAYS                      $   64,000
2 geologists:  $300/DAY X 160 DAYS X 2                                $   96,000
Office, Administration &Logistics   $300/DAY X 160 DAYS               $   48,000

BULLDOZER (D-7):

Access road & drill pad construction = 250 HOURS @ $ 90/HOUR          $   22,500
Bulldozer time controller:     $20/DAY X 60 DAYS                      $    1,200
Accommodation for Staff :  3 ROOMS @ $ 10/DAY X 240 DAYS              $   21,600
Food for Staff :  3 PEOPLE @ $ 20/DAY  X 160 DAYS                     $    9,600
Transport, Equipment and Fuel Expenses:                               $   30,000
Miscellaneous (flights, etc.):                                        $   10,000
                                                                       ---------
                                                  SUBTOTAL   =    US  $  929,900
                                         Contingency(10%)    =    US  $   92,990
                                                                       ---------
                                                       TOTAL =    US  $1,022,890
                                                                       =========

20.0 REFERENCES

Jaramillo Victor, January 22, 2005. The Mina Real Gold-Silver Property Technical Report. NI 43-101 compliant report prepared for Rochester Resources Ltd.

Jose Maria Moreno, August 15, 2005, DMO in-house Reserve Calculations

Juvencio Mireles Ortiz, Durango, December 3, 2004. Estudio Metalurgico por Flotacion y Cianuracion de una Muestra enviada por Desarrollos Mineros de Occidente, S.A. de C.V., Luismin S.A. de C.V.- Laboratorios de Servicios e Investigacion Metalurgica.

Lopez Mendoza, J.J. and Lopez Orduna, J.J., June 2003. Evaluacion del Potencial Proyecto Santa Maria del Oro, Nayarit, Mexico., Luismin S.A. de C.V.

Luca Ferrari, A., et al, 2003. Ages of Epithermal Deposits in Mexico: Regional Significance and Links with the Evolution of Tertiary Volcanism, Economic Geology, Vol.98, 2003, pp. 1029-1037.

Mendez Garcia, J. et al, July 2005. Evaluacion de Recursos y Reservas Minerales de las Minas, La Florida y Tajos Cuates, Mexican Geological Service. Report prepared for Desarrollos Mineros de Occidente.

METCON Research Inc., August 2006. Cyanidation bottle roll tests to study the impact of sulphurous leach upon silver extraction. Prepared for Minera Real Mexico, S.A de C.V.

METCON Report - Project No. M-677-04, January 31, 2008. Prepared for Minera Real Mexico, S.A de C.V.

Mexican Geological Service, Tepic F13-8, Geology Map,1998

Poliquin, M.J., 2005. Low Sulfidation Epithermal Quartz-Adularia Gold Silver Veins and the Yago Project, Mexico. Report prepared for Almaden Resources Corp.

Rochester Resources, June 10, 2008 News Release. Rochester Discovers Richest Vein to Date at Florida NW, Mina Real Project.

Rochester Resources, November 16, 2007 News Release. Rochester Announces Mill Production and Silver Recovery Update for its Mina Real Mill.

Rochester Resources, August 25, 2008 News Release. Rochester Resources Reports on Gold and Silver Recovery Circuit.

21.0 DATE AND SIGNATURE PAGE

Respectfully Submitted,


/s/ Victor Jaramillo
---------------------

Victor A. Jaramillo, P.Geo
September 30, 2008





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                                       51



22.0 ILLUSTRATIONS


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
                      THE FLORIDA-4 VEIN ADIT (LEVEL 1210M)


                 [Please refer toPDF of document to view photo]



                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
             UNDERGROUND GEOLOGY MAP OF FLORIDA-4 VEIN (LEVEL 1210M)

                [Please refer toPDF of document to view drawing]

                    [GRAPHIC OMITTED][GRAPHIC OMITTED] PANEL
             SAMPLE (387453) TAKEN AT LA VIBORA AREA ON ALTERED WALL ROCK. IT RETURNED 4.35 G/T GOLD AND 119 G/T SILVER. THE
                           PANEL SIZE IS 1.50M X 1.50M

                 [Please refer toPDF of document to view photo]



                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
                          VIEW OF THE VIBORA VEIN AREA

                 [Please refer toPDF of document to view photo]

                       DISCOVER GEOLOGICAL CONSULTANTS INC
                          SUITE 308 - 1328 HOMER STREET
                          VANCOUVER, BC V6B 6A7 CANADA
                       TEL: 604-681-0212 FAX: 604-681-0222
                      EMAIL: VICTOR@DISCOVERGEOLOGICAL.COM


                                CONSENT OF AUTHOR



TO:      British Columbia Securities Commission
         Alberta Securities Commission
         Saskatchewan Financial Services Commission
         TSX Venture Exchange


I, Victor Jaramillo, P.Geo., author of the report titled "The Mina Real Property Technical Report", dated September 30, 2008 (the "Report"), do hereby consent to:

1. the filing with the regulatory authorities referred to above, of the Report and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public; and

2. the inclusion of extracts from or a summary and reference to the Report in the written disclosure referred to in the news release dated October 20, 2008 (the "News Release") of Rochester Resources Ltd. (the "Company").

I also certify that I have read the News Release being filed and it fairly and accurately represents the information in the Report that supports the News Release and I do not have any reason to believe that there are any misrepresentations in the information contained in the News Release that are derived from the Report or that are within my knowledge as a result of the services performed by me in connection with the Report, or that the News Release contains any misrepresentations of the information contained in the Report.

Dated this 20th day of  October, 2008.


/s/ Victor Jaramillo

------------------------
Victor Jaramillo, P.Geo.

                       DISCOVER GEOLOGICAL CONSULTANTS INC
                          SUITE 308 - 1328 HOMER STREET
                          VANCOUVER, BC V6B 6A7 CANADA
                       TEL: 604-681-0212 FAX: 604-681-0222
                      EMAIL: VICTOR@DISCOVERGEOLOGICAL.COM

                              CERTIFICATE OF AUTHOR

I, Victor Jaramillo, P.Geol. do hereby certify that:

I am a President of:
Discover Geological Consultants Inc.
Suite 308 - 1328 Homer Street,  Vancouver,
BC  Canada, V6B 6A7

I graduated with a Bachelor of Science Degree in Geology from Washington and Lee University in 1981. In addition, I obtained a Master of Science Applied Degree in Mineral Exploration in 1983 from McGill University.

I  am  a  professional   geoscientist,   registered   with  the  Association  of
Professional  Engineers  and  Geoscientists  of British  Columbia  (License  No.
19131).

I am a Fellow of the Geological Association of Canada (GAC), a Fellow of the Society of Economic Geologists (SEG), a member of the Geological Society of Nevada and a member of the Geological Society of America.

I have worked as a geologist for a total of 26 years since my graduation from university. I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI-43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purpose of NI 43-101.

The author's experience in metallurgical testing is limited to working at mines with flotation circuits and at heap leaching operations. The author is not a metallurgist and as such cannot give any advice on this matter. The metallurgical portion of the report is a summary of tests done by laboratory testing facilities on behalf of Rochester Resources Ltd.

I am responsible for the preparation of sections 1 to 22 of the technical report titled The Mina Real Property Technical Report and dated September 30, 2008 (the "Technical Report") relating to the Mina Real Property.

Previously the author visited the Mina Real Property on October 5, 6 and from the 11th to the 19th, 2005 (for eleven days), from November 23 to December 6, 2005 (for fourteen days). Recently the author was on site from September 8 to the 10th, 2008 (for three days)

I have had prior involvement with the property that is the subject of the Technical Report.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

I am independent of the issuer applying all of the tests III section 1.4 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101 F1, and the Technical Report has been prepared in compliance with that instrument and form.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th Day of October, 2008


SIGNED /s/ VICTOR JARAMILLO
---------------------------
Victor Jaramillo, P.Geo.